Spartan Capital Securities LLC

45 Broadway

New York, NY 10006

May 11, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	Frank Knapp

Shannon Menjivar

Stacie Gorman

Pam Long

Re:	CaliberCos Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-267657 (the “Registration Statement”)

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above- referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time on May 15, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated May 10, 2023 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the several underwriters, represent that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Lou Bevilacqua of Bevilacqua PLLC, counsel of the representative of the underwriters, at 202-869-0888 (ext. 100) to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Spartan Capital Securities LLC

By:	/s/ Kim Monchik
Name: Kim Monchik
Title: Chief Administrative Officer